Continental 03032674 se

Continental AG expands in Asia through acquisition

- Takeover of wheel sensor operations of Nagano Japan Radio Co., Ltd.

Hannover/Tokyo, October 8, 2003. The international automotive industry supplier Continental AG, Hannover, Germany, is further expanding its presence in Asia: Continental Teves Corporation (CTC, Tokyo) – a subsidiary of Continental Teves (51 percent) and Nisshinbo Industries - has purchased the wheel sensor operations of Nagano Japan Radio Co., Ltd. (NJRC). In addition Continental and its Japanese Joint Venture partner Nisshinbo Industries purchased NJRC's subsidiary in China, NJRC Electronics Co., Ltd. (LYG). "These acquisitions represent a further landmark in our long-term strategy for the Asia region", remarked Dr. Wolfgang Ziebart, deputy chairman of Continental AG's Executive Board and responsible for Continental Teves. SUPPL

NJRC already makes wheel sensors exclusively for Continental Teves at its production facility in China and has been supplying wheel sensors under a license agreement since 1997, those sensors being key components of ABS, the anti-lock braking system, and ESP, the electronic stability program. Sensor production takes place mainly at the Chinese plant of NJRC Electronics. NJRC has about 1,350 employees working for the wheel sensor business. 12.5 million wheel sensors were produced in 2002; sales amounted to about 55 million euros. CTC produces electronic and hydraulic brake systems for Japanese and Korean auto manufacturers.

The Continental Corporation is a major supplier of brake systems, chassis components, vehicle electronics, tires and technical rubber products. In 2002 the company took in 11.4 billion euros in sales and had around 65,500 employees on its payroll worldwide.

Continental AG
Hannes Boekhoff
Head of Press
Ph.: +49 (0)511 938-1278, Fax -1055
prkonzern@conti.de

Continental Automotive Systems
Dirk Nebelung
Head of Communications
Ph.: +49 (0)69 7603-6000, Fax -3945
Dirk.Nebelung@contiteves.com

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